Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

The following letter was sent to shareholders of Central Pacific Financial Corp. beginning on July 26, 2004.

Shareholder Informational Briefing

July 24, 2004

Dear Shareholder:

As you are probably aware, Central Pacific Financial Corp. (CPF) and CB Bancshares, Inc. (CBBI) have reached an agreement to merge the two companies into one financial institution serving the Hawaii market. We are excited about the future of the combined companies. As the merger requires approval from shareholders of both companies, each company will be holding a special shareholder meeting on September 13, 2004. CPF shareholders of record as of July 19, 2004 are entitled to vote at the CPF special shareholder meeting.

Shareholders are being asked to approve the merger agreement between CPF and CBBI. In addition, you are being asked to vote to approve an amendment to CPF's articles of incorporation to increase the number of authorized shares and to approve CPF's 2004 Stock Compensation Plan and 2004 Annual Executive Incentive Plan. It's important to note that shareholders of at least 75% of our issued and outstanding common stock must vote "FOR" approval of the merger agreement to move forward with completing our merger. Because of this, your vote is that much more important. After careful consideration, your Board of Directors is recommending a "FOR" vote on all proposed items.

We urge you to carefully read the information provided in the joint proxy statement-prospectus promptly upon receiving your packet. To answer any questions that you may have, we would like to invite you to join us at a special informational briefing to share details of the merger, to review proxy materials, and to highlight merger benefits for you as a shareholder, as well as the community at large.

Date:	Tuesday, August 17, 2004
Time:	10:00 a.m. to noon
Location:	Central Pacific Business Club, 22nd Floor 220 South King Street *Validated parking provided (entrance to garage ramp is located on King Street between Alakea and Richards Streets)
OR
Date:	Wednesday, August 18, 2004
Time:	5:30 p.m. to 7:30 p.m.
Location:	Japanese Cultural Center of Hawaii 2454 South Beretania Street *Validated parking provided

If you would like to attend one of the presentations, please RSVP by August 11 by calling 531-0778. As this is an open invitation to all shareholders of our company, we encourage you to share this invitation with other CPF shareholders, some of who may not have received an invitation as their stock may be held in street name and their identities may not be known by us. Please remember that your vote is important and we urge you to return your proxy at your earliest convenience.

Thank you for your consideration and we look forward to meeting with you at one of our upcoming informational briefings.

Aloha,

Clint Arnoldus

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This document contains forward-looking statements. Such statements, which are based on the current assumptions, beliefs and expectations of management and describe future plans, strategies and expectations, are generally identified by words such "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. Management's ability to predict results or the actual effect of plans and strategies is inherently uncertain, and actual results may differ from those set forth in the forward-looking statements.

CPF has filed an amended registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement includes a joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2518.